New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT JUNE 30, 2006

This Management Discussion and Analysis (“MD&A”) is intended to supplement the Company’s interim financial statements and notes thereto for the period ended June 30, 2006 (the “Statements”) and compares the financial results of the three and six month periods ended June 30, 2006 with those of the comparative periods in 2005. The reader is encouraged to review the Statements in conjunction with this document and the audited financial statements and MD&A of the Company for the year ended December 31, 2005. This report is dated August 10, 2006 and the Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Note 17 to the annual audited financial statements for the year ended December 31, 2005 describes the difference between GAAP and United States Generally Accepted Accounting Principles (“USGAAP”) and reconciles certain items contained in those audited financial statements.

BUSINESS OVERVIEW

Afton Copper-Gold Project

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties.  The current principle area of focus is the New Afton copper/gold project (“Project”) located in Kamloops, British Columbia.

During the second quarter of 2006, the Company further advanced the feasibility study on the Project and continued with its exploration program. In the comparative quarter in 2005, the focus was on the underground exploration decline development and infill drilling. The feasibility study is approximately 50% completed and is targeted to be finalized towards the end of 2006 or shortly thereafter. To date the feasibility study has been focused on updating the resource estimate, the mining method selection, tailings deposition methods and locations, metallurgical testing and environmental review and permitting processes. The Company is continuing with its permitting and financing efforts with a view to being able to make a construction decision on the Project shortly after completion of the feasibility study and to commence activities in 2007.

During the second quarter, the Company provided two exploration drilling updates which covered the final results of the in-fill drilling program and the identification of a new mineralized zone below the existing resource at New Afton. The results of the Company’s drilling programs can be viewed on the Company’s website, www.newgoldinc.com, or on SEDAR.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

Afton and Ajax Exploration Properties

The Company has embarked on a significant exploration program for 2006 and committed $6.5 million to evaluate both the underground targets around the existing resource at Afton as well as a surface drilling program to evaluate areas outside of the current resource at Afton and to focus on the Ajax claims area. The Company wide commitment for exploration for Afton and Ajax was re-evaluated at the mid-year point and expanded to $9.9 million for the full year.

During the second quarter of 2006 the Company completed 6,506 metres of underground drilling at Afton, 659 metres of surface drilling at Afton and 1,253 metres of surface drilling at Ajax including the newly optioned Magnum property. The total metres of 8,418 were below the planned 12,930 metres in part due to the requirement to complete geo-technical drilling in support of the feasibility study (which totaled 2,727 metres for the quarter) as well as the decision to reevaluate the surface drilling program.

SELECTED QUARTERLY INFORMATION

The results of operations summarized in the following tables have been prepared in accordance with GAAP:

$Cdn	2006 2nd Quarter	2006 1st Quarter	2005 4th Quarter	2005 3rd Quarter

Income Statement
(Loss)	$ (855,795)	$ (1,336,049)	$ (1,279,500)	$ (490,854)
Loss per share	(0.04)	(0.06)	(0.08)	(0.04)

Balance Sheet
Working Capital	76,459,688	80,307,904	14,814,376	13,099,254
Total Assets	110,348,248	110,204,266	41,751,593	34,180,290

Statement of Cash Flows
Payments for mineral properties exploration costs	(5,441,823)	(4,775,593)	(4,810,406)	(4,422,861)
Cash flow from (used for) financing activities	520,232	70,532,945	6,944,830	(5,668)

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

$Cdn	2005 2nd Quarter	2005 1st Quarter	2004 4th Quarter	2004 3rd Quarter

Income Statement
Income/(Loss)	$ (803,078)	$ (825,908)	$ (1,144,892)	$ (146,626)
Earnings/(Loss) per share	(0.06)	(0.06)	(0.09)	(0.01)

Balance Sheet
Working Capital	17,784,732	20,566,933	24,166,554	26,185,696
Total Assets	34,986,982	31,639,796	31,795,645	30,729,760

Statement of Cash Flows
Payments for mineral claim interest and exploration costs	(4,252,999)	(3,080,817)	(1,699,439)	(375,412)
Cash flow from (used for) financing activities	2,967,941	(5,667)	169,323	(1,362,332)

Comparative Periods

During the second quarter of 2006, the Company invested approximately $5.4 million on its mineral properties as compared to $4.2 million in the comparative quarter in 2005, for an increase of $1.2 million. The increase is primarily the result of spending $2.5 million on underground exploration and support and $1.2 million on the feasibility study and $0.5 million on the surface exploration programs at Afton and Ajax and $0.7 million on tunneling costs related to activities which occurred in 2005 which were paid in 2006 in the second quarter of 2006. This compares to spending $3.0 million on tunneling and decline development in 2005 and $0.6 million on in-fill drilling and related assaying costs at the Afton Project and $0.3 million on the surface exploration programs at Afton and Ajax in the comparative quarter.

The Company incurred a loss of $0.9 million or $0.04 per share in the second quarter of 2006 opposed to a loss of $0.8 million or $0.06 per share in the same quarter of 2005. In the second quarter of 2006 the Company incurred higher expenditures for professional fees related to legal and accounting advice and higher stock based compensation charges. Wages and benefits were lower than in the comparative quarter in 2005, due to the charging of $0.4 million for contractual termination payments related to two senior employees.

Interest income was $0.8 million for the second quarter of 2006 versus $0.1 million in the 2005 comparative period, a result of higher cash balances on hand from the equity offerings completed in December 2005 and February 2006 as well as higher interest rates.

LIQUIDITY & CAPITAL RESOURCES

As at June 30, 2006, the Company had working capital of $76.4 million versus $14.8 million as at December 31, 2005. During the first quarter of 2006 the Company completed, by way of a short form prospectus, an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million.  Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.  In addition, the Company realized $1.0

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

million in cash proceeds from the exercise of 153,000 stock options during the first six months of the year.

The Company plans to complete its feasibility study prior to the end of 2006 and undertake a significant exploration program both from the underground and surface locations at and around the Project as well as at the Ajax property. The Company is currently completing a re-forecast of its expenditures for the year and anticipates increases in the feasibility costs, primarily due to geo-technical evaluation costs including drilling and some scope changes. A review of exploration costs has already been completed and extended from the initial budgeted amount, which only included drilling costs to mid year, from $8.4 million to $9.9 million which now includes costs for the Magnum optioned property located adjacent to the Ajax property and a three hole deep drilling program at the Project to further test the previously identified mineralization at depth.

The Company’s current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Project up to the end of 2006.

Related Party Transactions

During the period ended June 30, 2006, the following related party transactions occurred:

	2006	2005
For wages and consulting services charged by a related person of a Director	-	48,000

 Subsequent to December 31, 2005, the services provided ceased to be a related party.

MANAGEMENT CHANGES

During the month of June 2006, the Company hired a new senior geologist, Brian O’Connor, and saw the departure of Mike Hibbitts, Vice President Exploration and Development. Mr. O’Connor will serve as the Company’s Qualified Person, as defined under the regulations of National Instrument 43-101.

In addition, two new Officers of the Company were added in the second quarter. John Mondin joined in April as the Company’s Controller and John Pitcher joined in June as General Counsel and Corporate Secretary.

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

2006 OUTLOOK

The Company’s previously stated priorities remain for 2006. The Company will focus its main attention on the advancement of the Afton Project through the feasibility stage in 2006 in parallel with the advancement of the permitting and financing efforts. The Company is well funded to advance the Project to the completion of the Feasibility Study and will also assess the potential of its overall land package through a regional exploration program in 2006. The Company is working towards financing the Project by late 2006 or early 2007 as well as to continue to review its exploration requirements. In addition, the Company will be proceeding with the permitting process requirements of the Project, including both the environmental and social requirements.

As at August 10, 2006, the Company’s outstanding capital was:

Common shares	24,067,717
Warrants	4,167,000
Common stock options	2,194,000
Compensation options	50,000

Forward-Looking Statement

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described

New Gold Inc.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2006

in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings. Investors are cautioned not to assume that any part or all of the mineral deposits in a “resource” category will ever be converted into reserves.